UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Gaming Partners International Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

36467A107

(CUSIP Number)

Eric P. Endy, 1700 South Industrial Road, Las Vegas, Nevada 89102, (702) 384-2425

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 29, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 36467A107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Eric P. Endy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,657,074

	9.	Sole Dispositive Power 760,182

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 760,182

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.78%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 36467A107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Paul S. Endy Jr. Living Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 594,827

	9.	Sole Dispositive Power 594,827

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 594,827

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.70%

14.	Type of Reporting Person (See Instructions) Not Applicable

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 per share, of Gaming Partners International Corporation (“GPIC”), formerly Paul-Son Gaming Corporation.  The principal executive offices of GPIC are located at 1700 South Industrial Road, Las Vegas, Nevada 89102.

Item 2.	Identity and Background

1.                                       (a)                                  Eric P. Endy (“Eric Endy”)

(b)                                 1700 South Industrial Road

Las Vegas, Nevada 89102

(c)                                  Director of and Consultant to GPIC

(d)                                 During the last five years, Eric Endy has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

(e)                                  During the last five years, Eric Endy has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

(f)                                    Eric Endy is a citizen of the United States of America.

2.                                       (a)                                  The Paul S. Endy, Jr. Living Trust (the “Endy Trust”)

(b)                                 1700 South Industrial Road
Las Vegas, Nevada 89102

(c)                                  Not applicable

(d)                                 Not applicable

(e)                                  During the last five years, the Endy Trust has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

(f)                                    The Endy Trust is domiciled in the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

On November 23, 2004, Mr. Endy made a cashless exercise (i.e., exercise and immediate sale of underlying shares through broker) of options granted to him under GPIC’s 1994 Long-Term Incentive Plan with respect to 20,000 shares of the common stock of GPIC.  The exercise price of the options was $8.0625 per share for a total purchase price of $161,250.  On February 3, 2005 Mr. Endy made another cashless exercise of options granted to him under GPIC’s 1994 Long-Term Incentive Plan with respect to 30,000 shares of the common stock of GPIC.  The exercise price of the options was $8.0625 per share for a total purchase price of $241,875.  In all other transactions reported on this Schedule 13D, Mr. Endy or the Endy Trust sold shares of GPIC common stock and, thus, this Item 3 is not applicable to those transactions.

Item 4.	Purpose of Transaction

In order to pay trust and personal expenses, Mr. Endy and the Endy Trust sold an aggregate of 131,952 shares of GPIC’s common stock in a series of transactions from September 10, 2004 through December 29, 2004, including the sale of 50,000 shares with respect to the cashless exercise of options as described in Item 3 above.

Item 5.	Interest in Securities of the Issuer
(a)–(b)

	Eric Endy		The Endy Trust
Amount beneficially owned:	760,182	(1)	594,827
Percent of class:	9.78%		7.70%
Number of shares as to which the person has:
Sole power to vote or to direct the vote:	0		0
Shared power to vote or to direct the vote:	4,657,074	(1)	594,827
Sole power to dispose or to direct the disposition of:	760,182	(1)	594,827
Shared power to dispose or to direct the disposition of:	0		0

GPIC (formerly known as Paul-Son Gaming Corporation) entered into an agreement and plan of exchange and stock purchase dated as of April 11, 2002 and amended as of May 13, 2002 (the “Combination Agreement”) with Gaming Partners International SAS (formerly known as Etablissements Bourgogne et Grasset), or GPI-SAS.  GPIC and GPI-SAS completed the

(1) Mr. Endy beneficially owns the shares as follows:

The Endy Trust	594,827
Eric P. Endy	94,355
Hsiao Chin Endy (Spouse)	6,000
Nevin Chao Endy Irrevocable Trust	6,000
Daren Chang Endy Irrevocable Trust	6,000
Celine Endy Irrevocable Trust	6,000
713,182

In addition, Mr. Endy was granted an option pursuant to Paul-Son’s 1994 Long-Term Incentive Plan to purchase 100,000 shares of GPIC’s common stock at $8.0625 per share.  At this time, the option is fully vested and exercisable with 47,000 options remaining.

transactions contemplated under the Combination Agreement on September 12, 2002.  At the closing, the businesses of GPIC, GPI-SAS, and GPI-SAS’s wholly-owned subsidiary, The Bud Jones Company, Inc., or Bud Jones, were combined, with B&G and Bud Jones becoming wholly-owned subsidiaries of GPIC.  The combination was accounted for as a purchase transaction for financial accounting purposes.  Because the former GPI-SAS stockholders owned a majority of the outstanding GPIC common stock as a result of the combination, the combination was accounted for as a reverse acquisition in which GPI-SAS is the purchaser of GPIC.  On December 31, 2002, Bud Jones merged into GPI-USA, which was a wholly-owned subsidiary of GPIC and GPI-USA was the surviving entity.

As a part of the combination, Mr. Endy, The Endy Trust (including the other Endy family trusts) and the then GPI-SAS stockholders entered into a stock purchase agreement dated April 11, 2002, or the Stock Purchase Agreement.  Pursuant to the Stock Purchase Agreement, Mr. Endy and the Endy Trust (including the other Endy family trusts) have agreed to vote all shares of GPIC common stock which they are entitled to vote, in the manner directed by Holding Wilson, S.A.(GPI-SAS’s then controlling stockholder) at any and all meetings of the stockholders of GPIC with respect to the election and removal of directors for a period of five years after the date of the closing of the combination.  Holding Wilson S.A. and Francois Carretté (or his successor), the controlling stockholder of Holding Wilson S.A., each have agreed to vote all shares of GPIC common stock which they are entitled to vote in favor of the election of Eric P. Endy as director (or if Mr. Endy is unable to serve, a replacement designated by the Endy Trust) for a period of five years after the closing of the combination.  Mr. Carretté died on December 24, 2004, and was survived by his spouse, Elisabeth Carretté.  The Stock Purchase Agreement also provides the former stockholders of GPI-SAS with a right of first refusal to purchase any shares which Mr. Endy or the Endy Trust desire to sell.  Mrs. Carretté and Holding Wilson, S.A. beneficially own an aggregate of approximately 3,896,892 shares (including 4,000 and 39,874 shares underlying currently exercisable options and anti-dilution warrants, respectively), constituting approximately 50.13% of the outstanding shares of GPIC common stock, and the other former stockholders of GPI-SAS beneficially own an aggregate of approximately 984,547 (including 11,137 shares underlying currently exercisable anti-dilution warrants) constituting approximately 12.72% of the outstanding shares of GPIC common stock. Mr. Endy and the Endy Trust expressly disclaim beneficial ownership of these shares and the formation or existence of a group within the meaning of Section 13(d)(3) with Mrs. Carretté, Holding Wilson S.A. or any former GPI-SAS stockholder.

The percentages reflect the percentage share ownership with respect to 7,729,400 shares of GPIC common stock outstanding as of February 9, 2005.

(c)                                  On September 10, 2003, the Endy Trust sold 50,000 shares of GPIC common stock to an individual upon his exercise of an option previously granted to him by the Endy Trust for 50,000 shares at an exercise price of $4.00 per share.  On November 17, 2004, Mr. Endy sold 7,000 shares of GPIC’s common stock in an open market sale for $20.1206 per share.  On November 22, 2004, Mr. Endy sold 2,100 shares of GPIC’s common stock in an open market sale for $19.7271 per share.  On November 23, 2004, Mr. Endy sold 3,100 shares of GPIC’s common stock in an open market sale for $19.9034 per share.  On November 23, 2004, Mr. Endy exercised options granted to him under GPIC’s 1994 Long-Term Incentive Plan.  Pursuant to the options, Mr. Endy purchased 20,000 shares of GPIC common stock and sold them on the same day in an open market transaction for $19.9034 per share.  On November 24, 2004, Mr. Endy sold 5,400 shares of GPIC’s common stock in an open market sale for $22.2037 per share.  On December 3, 2004, Mr. Endy sold 1,600 shares of GPIC’s common stock in an open market sale for $21.448 per share.  On December 30, 2004 and December 31, 2004, the Endy Trust sold 2,799 and 9,953 shares of GPIC’s common stock, respectively, in an open market sale for $20.7897 and $20.6565 per share, respectively. On February 3, 2005, Mr. Endy exercised options granted to him under GPIC’s 1994 Long-Term Incentive Plan.  Pursuant to the options, Mr. Endy purchased 30,000 shares of GPIC common stock and sold them on the same day in open market transactions ranging from between $15.00 to $15.50 per share.

(d)                                 No person other than the record owner of such shares of GPIC’s common stock is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of GPIC’s common stock; provided, however, that an unfiled lien applies against all of the assets of the Endy Trust, including, without limitation, its shares of GPIC’s common stock, in favor of the U.S. Internal Revenue Service (“IRS”) for estate taxes due.  The unfiled IRS lien does not prohibit the Endy Trust from selling its shares of GPIC’s common stock to a third party for fair value.  Upon such sale, the unfiled IRS lien attaches to the proceeds from the sale of the shares of GPIC’s common stock as a replacement for the lien against the original shares of stock.

(e) Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Combination Agreement and the Stock Purchase Agreement are described in Item 5 above.  The summary descriptions of the Combination Agreement and the Stock Purchase Agreement in this Schedule 13D are qualified in their entirety by reference to the full text of the Combination Agreement and the Stock Purchase Agreement which are incorporated herein by reference as Exhibits 2.1 and 2.2., respectively.  Except as described in this Schedule 13D, there are no contracts, arrangements, undertakings or relationships (legal or otherwise) among the persons named in Item 2 above or between such person or any other person with respect to any securities of GPIC.

Item 7.	Material to Be Filed as Exhibits

2.1                                 Agreement and Plan of Exchange and Stock Purchase dated as of April 11, 2002 and amended as of May 13, 2002, between Paul Son Gaming Corporation and Etablissements Bourgogne et Grasset S.A. (Incorporated by reference to Annex A to Paul Son’s Definitive Proxy Statement on Schedule 14A (File No. 0 23588) filed on August 9, 2002).

2.2                                 Stock Purchase Agreement among Eric P. Endy, The Paul S. Endy Jr. Living Trust, the other Endy Family Trusts and the B&G Stockholders dated April 11, 2002 (Incorporated by reference to Annex D to Paul Son’s Definitive Proxy Statement on Schedule 14A (File No. 0 23588) filed on August 9, 2002).

[Signature page follows]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE PAUL S. ENDY, JR. LIVING TRUST

Dated:	February 16, 2005	/s/ Eric P. Endy
By: Eric P. Endy
Its: Trustee

/s/ Eric P. Endy
Eric P. Endy, an individual

ATTENTION Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)